Exhibit 99.1

CollPlant Announces Early Development Program of Antiviral Agent for Potential Treatment of COVID-19 Patients

Pre-clinical results show significant inhibition of avian coronavirus infectivity when treated with CollPlant’s novel approach

REHOVOT, Israel, November 10, 2020 /PRNewswire/ - CollPlant (NASDAQ: CLGN) a regenerative medicine company, today announced its development program of an antiviral agent for potential treatment of COVID-19 patients. In-vitro early results of CollPlant’s formulations showed significant inhibition of avian coronavirus infectivity. CollPlant’s formulations designed for the potential treatment of COVID-19 patients are based on CollPlant’s proprietary recombinant human type I collagen (rhCollagen) imbedded with silver nanoparticles (AgNP).

The anti-viral treatment concept was evaluated in-vitro using an avian coronavirus, a model of the human coronavirus SARS-COV-2, grown on epithelial cells. The potential efficacy was assessed by the ability of the formulations to protect the epithelial cells from lethal doses of the virus. The results show significant reduction in infectivity of the model virus by treatment with the rhCollagen-AgNP complexes. Further studies are ongoing to optimize the formulations and doses. CollPlant intends to develop an anti-viral inhalation formulation to limit the spread of coronavirus in the upper and lower respiratory systems.

"We are very pleased with the initial results from our COVID-19 program which demonstrate a significant reduction in coronavirus infectivity with CollPlant’s antiviral rhCollagen-AgNP complex. While still in an early stage of development, by targeting the viral load CollPlant’s formulations have the potential to assist the body’s immune system to combat the viral infection, reduce transmission rates between people, reduce the percentage of patients who need to be treated in critical care settings, and shorten hospitalization time,” stated Yehiel Tal, Chief Executive Officer of CollPlant. “Early treatment of the disease can prevent COVID-19 patients from developing more severe symptoms. With the pandemic inflicting a high human and financial toll, an available treatment can benefit millions worldwide and allow rapid recovery of social and economic activity while reducing the probability for new waves of infection."

About CollPlant

CollPlant is a regenerative medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. Our products are based on our rhCollagen (recombinant human collagen) that is produced with CollPlant's proprietary plant based genetic engineering technology.

Our products address indications for the diverse fields of tissue repair, aesthetics and organ manufacturing, and, we believe, are ushering in a new era in regenerative and aesthetic medicine.

Our flagship rhCollagen BioInk product line is ideal for 3D bioprinting of tissues and organs. In October 2018, we entered into a licensing agreement with United Therapeutics, whereby United Therapeutics is using CollPlant's BioInks in the manufacture of 3D bioprinted lungs for transplant in humans.

For more information about CollPlant, visit http://www.collplant.com

Safe Harbor Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant's objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as "believes," "hopes," "may," "anticipates," "should," "intends," "plans," "will," "expects," "estimates," "projects," "positioned," "strategy" and similar expressions and are based on assumptions and assessments made in light of management's experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant's actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company's history of significant losses, its ability to continue as a going concern, and its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the outbreak of the COVID-19 pandemic; the Company's expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on its rhCollagen based BioInk and products for medical aesthetics; the Company’s ability to successfully develop a formulation as a treatment for COVID-19 and to successfully commercialize any product in that indication; the Company's ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen based BioInk and medical aesthetics products including but not limited to acceptance of an application for marketing authorization review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company's rhCollagen based products in 3D Bioprinting and medical aesthetics; the Company's ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company's ability to establish and maintain strategic partnerships and other corporate collaborations; the Company's reliance on third parties to conduct some or all aspects of its product manufacturing; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company's ability to operate its business without infringing the intellectual property rights of others; the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company's strategy; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant is contained under the heading "Risk Factors" included in CollPlant's most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant's current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact at CollPlant:

Eran Rotem

Deputy CEO & CFO

Tel: + 972-73-2325600

Email: Eran@collplant.com